UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On November 6, 2026 at 10:00 AM, Beijing Time, Youxin Technology Ltd (the “Company”) held its annual general meeting of shareholders (the “Annual Meeting”) for the fiscal year ended September 30, 2026, at the Company’s executive offices at Room 1005, 1006, 1007, No. 122, Huangpu Avenue West, Tianhe District, Guangzhou, Guangdong Province, 510000, People’s Republic of China. At the Annual Meeting, the Company’s shareholders approved the proposals listed below.

Holders of 9,719,091 of the Company’s 15,714,659 issued and outstanding ordinary shares, carrying a total of 179,679,924 votes were present in person or by proxy at the Annual Meeting, representing 96.77% of the total votes entitled to be cast at the Annual Meeting and constituting a quorum for the transaction of business. Therefore, the Annual Meeting was properly convened.

The final results for the votes regarding each proposal are set forth below. Each of these proposals is described in detail in the Company’s proxy statement, filed with the Securities and Exchange Commission on October 20, 2026.

1. Ordinary Resolution THAT Marcum Asia CPAs LLP be appointed as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2027.

For	Against	Abstain
179,670,563	9,360	1

2. Ordinary Resolution THAT Jinhou Sun, Shaozhang Lin, Qing Gao, Richard Wee Yong Seow, Edward C. Ye be re-elected as directors of the Company, each to serve a term of one fiscal year or until their successors are duly elected and qualified.

For	Against	Abstain
179,655,241	24,632	51

3(A). Ordinary Resolution THAT with immediate effect from the date of this resolution, the authorised share capital of the Company be increased FROM USD1,640,000 divided into (i) 40,950,000 class A ordinary shares of USD0.04 par value each and (ii) 20,000,000 class B ordinary shares of USD0.0001 par value each, TO USD6,552,002,000 divided into (i) 163,800,000,000 class A ordinary shares of USD0.04 par value each and (ii) 20,000,000 class B ordinary shares of USD0.0001 par value each, by the creation of an additional 163,759,050,000 class A ordinary shares of USD0.04 par value each (the Share Capital Increase).

For	Against	Abstain
179,655,274	24,602	48

3(B). Ordinary Resolution THAT subject to and conditional upon the Share Capital Increase, having been approved and become effective, with immediate effect from the date of this resolution: (i) every six (6) issued and outstanding and authorised and unissued class A ordinary shares with a par value of USD0.04 each be consolidated into one (1) class A ordinary share with a par value of USD0.24, with each of the consolidated class A ordinary shares having the same rights and being subject to the same restrictions (save as to par value) as each of the existing class A ordinary shares as set out in the Company’s memorandum and articles of association (the First Share Consolidation); (ii) as a result of the First Share Consolidation, the authorised share capital of the Company be amended FROM USD6,552,002,000 divided into (a) 163,800,000,000 Class A ordinary shares of USD0.04 par value each and (b) 20,000,000 Class B ordinary shares of USD0.0001 par value each TO USD6,552,002,000 divided into (a) 27,300,000,000 Class A ordinary shares of USD0.24 par value each and (b) 20,000,000 Class B ordinary shares of USD0.0001 par value each; and (iii) no fractional shares be issued in connection with the First Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the First Share Consolidation, the total number of shares to be received by such shareholder be rounded up to the next whole share.

For	Against	Abstain
179,655,246	24,629	49

3(C). Special Resolution THAT with immediate effect following the Share Capital Increase and the First Share Consolidation becoming effective, the Company adopt the seventh amended and restated memorandum and articles of association in the form set out in Appendix A to our proxy statement filed with the SEC on October 20, 2026 (listed as Exhibit 3.1 hereto) (the Seventh Amended M&A), in substitution for, and to the exclusion of, the Company’s existing sixth memorandum and articles of association, to reflect the Share Capital Increase and the First Share Consolidation.

For	Against	Abstain
179,655,233	24,643	48

3(D). Special Resolution THAT subject to and conditional upon the Share Capital Increase and the First Share Consolidation each having been approved and become effective, and all further requirements prescribed by sections 14A and 14B of the Companies Act (Revised) relating to share capital reductions being complied with, the authorised share capital of the Company be reduced and reorganised FROM USD6,552,002,000 divided into (a) 27,300,000,000 class A ordinary shares of USD0.24 par value each and (b) 20,000,000 class B ordinary shares of USD0.0001 par value each TO USD273,200 divided into (a) 27,300,000,000 class A ordinary shares of USD0.00001 par value each and (b) 20,000,000 class B ordinary shares of USD0.00001 par value each by the taking of the following steps (together the Share Capital Reduction and Reorganisation): (i) the par value of each issued and outstanding class A ordinary share of par value USD0.24 in the share capital of the Company being reduced to USD0.00001 by cancelling USD0.23999 of the paid-up capital on each issued and outstanding class A ordinary share of par value USD0.24, and the par value of each issued and outstanding class B ordinary share of par value USD0.0001 in the share capital of the Company being reduced to USD0.00001 by cancelling USD0.00009 of the paid-up capital on each issued and outstanding class B ordinary share of par value USD0.0001 (the Capital Reduction), with the amount deemed to be paid up on each issued and outstanding share of the Company to be USD0.00001 following the Capital Reduction; (ii) the credit arising from the Capital Reduction being transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act (Revised), the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time; (iii) immediately following the Capital Reduction each authorised but unissued class A ordinary share of par value USD0.24 being subdivided into 24,000 class A ordinary shares of par value USD0.00001 each and each authorised but unissued class B ordinary share of par value USD0.0001 being subdivided into 10 class B ordinary shares of par value USD0.00001 each (together, the Subdivision); and (iv) immediately following the Subdivision, the authorised share capital of the Company being altered by the cancellation of such number of unissued class A ordinary shares of par value USD0.00001 each and unissued class B ordinary shares of par value USD0.00001 each that will result in the Company having authorised share capital of USD273,200 divided into (a) 27,300,000,000 class A ordinary shares of USD0.00001 par value each and (b) 20,000,000 class B ordinary shares of USD0.00001 par value each (the Cancellation).

For	Against	Abstain
179,655,233	24,643	48

3(E). Special Resolution THAT subject to and immediately following the Share Capital Reduction and Reorganisation being effected, the Company adopt the eighth amended and restated memorandum and articles of association of the Company in the form filed as Appendix B to our proxy statement filed with the SEC on October 20, 2026 (listed as Exhibit 3.2 hereto) (the Eighth Amended M&A), in substitution for, and to the exclusion of, the Seventh Amended M&A, to reflect the Share Capital Reduction and Reorganisation.

For	Against	Abstain
179,654,112	25,764	48

4(A). Ordinary Resolution THAT subject to and conditional upon (a) the Share Capital Increase, the First Share Consolidation and the Share Capital Reduction and Reorganisation having each been approved and become effective, and (b) the Nasdaq Notification Condition (as defined below) having been satisfied in respect of the Second Share Consolidation, and with effect from the opening of trading on the Market Effective Date of the Second Share Consolidation: (i) all the issued and outstanding and authorised and unissued class A ordinary shares with a par value of USD0.00001 be consolidated at a ratio ranging between 10 to 1 and 100 to 1, with the specific ratio within that range to be determined by the board of directors of the Company in its discretion, whereby every 10 to 100 class A ordinary shares with a par value of USD0.00001 each be consolidated into one (1) class A ordinary share with a corresponding higher par value, with each of the consolidated class A ordinary shares having the same rights and being subject to the same restrictions (save as to par value) as the existing class A ordinary shares as set out in the Company’s memorandum and articles of association (the Second Share Consolidation); (ii) no fractional shares be issued in connection with the Second Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Second Share Consolidation, the total number of shares to be received by such shareholder be rounded up to the next whole share; (iii) if and when deemed advisable by the Board in its sole discretion, any director or officer of the Company be authorised, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to determine the exact consolidation ratio within the above parameters and implement the Second Share Consolidation; and (iv) if the Nasdaq Notification Condition is not satisfied on or before the first anniversary of the Meeting, this resolution shall lapse and the Second Share Consolidation shall not thereafter take effect.

For	Against	Abstain
179,654,702	25,220	2

4(B). Special Resolution THAT subject to and immediately following the Second Share Consolidation being effected, the Company adopt the ninth amended and restated memorandum and articles of association of the Company in the form filed as Appendix C to our proxy statement filed with the SEC on October 20, 2026 (listed as Exhibit 3.3 hereto) (the Ninth Amended M&A), in substitution for, and to the exclusion of, the Eighth Amended M&A to reflect the Second Share Consolidation, the Company’s registered office provider be authorised to make any necessary filing with the Registrar of Companies of the Cayman Islands in connection with the Second Share Consolidation and the adoption of the Ninth Amended M&A, and any director or officer of the Company be authorised to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

For	Against	Abstain
179,654,712	25,210	2

5. Ordinary Resolution that the general meeting be adjourned to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

For	Against	Abstain
179,654,187	25,732	5

Exhibit Index:

Exhibit No.	Description
3.1	Seventh Amended and Restated Memorandum and Articles of Association (incorporated by reference to Appendix A of Exhibit 99.1 of our Current Report on Form 6-K filed with the SEC on October 20, 2026).
3.2	Eighth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Appendix B of Exhibit 99.1 of our Current Report on Form 6-K filed with the SEC on October 20, 2026).
3.3	Ninth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Appendix C of Exhibit 99.1 of our Current Report on Form 6-K filed with the SEC on October 20, 2026).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: November 10, 2026	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer